SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 01 October 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1 Transaction in Own Shares
Enclosure 2 Transaction in Own Shares
Enclosure 3 Director/PDMR Shareholding
Enclosure 4 Director/PDMR Shareholding
Enclosure 5 Director/PDMR Shareholding
Enclosure 6 Director/PDMR Shareholding
Enclosure 7 Director/PDMR Shareholding
Enclosure 8 Transaction in Own Shares
Enclosure 9 Transaction in Own Shares
Enclosure 10 Transaction in Own Shares
Enclosure 11 Transaction in Own Shares
Enclosure 12 Transaction in Own Shares
Enclosure 13 Transaction in Own Shares
Enclosure 14 Total Voting Rights

Enclosure 1

03 September 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 03 September 2012 it purchased from Merrill Lynch International 433,960 ordinary shares at an average price of 219.4569 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 277,799,290 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,873,427,739.

The above figure 7,873,427,739 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 04 September 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,041,243 ordinary shares at a minimum price of 61pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 276,758,047 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,874,468,982.

The above figure (7,874,468,982) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities / director

SIR MICHAEL RAKE
IAN LIVINGSTON
GAVIN PATTERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares , debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 155 SHARES
IAN LIVINGSTON - 215 SHARES
GAVIN PATTERSON - 235 SHARES

 10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction 219.8 pence

14. Date and place of transaction

03 SEPTEMBER 2011 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING: 117,153 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME:  OPTIONs OVER 1,485 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: 2,491,453 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,387,042
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 4,184,772
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,081 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 1,060,453
BT GROUP DEFERRED BONUS PLAN: SHARES - 778,175
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,974,247
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

16. Date issuer informed of transaction

04 SEPTEMBER 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

05 SEPTEMBER 2012

END

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the ssuer other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the ssuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities / director

ROEL LOUWHOFF

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

ROEL LOUWHOFF

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSDL NOMINEES LIMITED

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

ROEL LOUWHOFF - 34,748 SHARES

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

220 pence

14. Date and place of transaction

04 September 2012 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

ROEL LOUWHOFF

PERSONAL HOLDING: 1,383,300 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 589,177
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 1,010,670
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 8,632 SHARES.

16. Date issuer informed of transaction

04 SEPTEMBER 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

05 SEPTEMBER 2012

END

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities / director

IAN LIVINGSTON

TONY CHANMUGAM

JEFF KELLY

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

BT GROUP DEFERRED BONUS PLAN 2010:     25,106 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:     19,018 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   46,840 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   31,075 SHARES

ROEL LOUWHOFF

BT GROUP DEFERRED BONUS PLAN 2010:   6,912 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   4,316 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   11,815 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:    7,426  SHARES

GAVIN PATTERSON

BT GROUP DEFERRED BONUS PLAN 2010:    7,603 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:    6,508 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   20,818 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   15,319 SHARES

CLIVE SELLEY

BT GROUP DEFERRED BONUS PLAN 2010:    1,316 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:    1,705 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:    6,245 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  4,434 SHARES

TONY CHANMUGAM

BT GROUP DEFERRED BONUS PLAN 2010:  7,223 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:  6,091 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:    19,777 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:    14,378 SHARES

JEFF KELLY

BT GROUP DEFERRED BONUS PLAN 2010:    1,805 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:    5,975 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   20,401 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   13,706 SHARES

NIGEL STAGG

BT GROUP DEFERRED BONUS PLAN 2010:    1,950 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:    1,889 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   5,620 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   3,628 SHARES

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction £2.2250 pence

14. Date and place of transaction 5 SEPTEMBER 2012, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: 2,491,453 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:  1,005,143 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:  761,404 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:  664,619 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:  1,875,271 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  1,244,124 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:  1,143,292 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,081 SHARES

ROEL LOUWHOFF

PERSONAL HOLDING:   1,383,300 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:   276,727 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   172,813 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:   150,865 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:  473,039 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  297,314 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:  259,558 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,632 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 1,060,453 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:   304,416 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   260,559 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:   227,311 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   833,453 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   613,319 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:   563,612 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY

PERSONAL HOLDING: 123,257 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:    52,715 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:    68,270 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:    85,103 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   250,033 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   177,538 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:   163,150 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 531,208 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:  289,195 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:  243,854 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:  224,265 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   791,780 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   575,658 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:   529,004 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES

JEFF KELLY

PERSONAL HOLDING: 386,230 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:    72,282  SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   239,234 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:   187,972 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:  816,783 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  548,758 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:  504,284 SHARES

NIGEL STAGG

PERSONAL HOLDING: 182,975 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:   78,082 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   75,655 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:   78,995 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:  225,030 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  145,259 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:  177,982 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transaction

6 SEPTEMBER 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

7 SEPTEMBER 2012

END

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities /director

IAN LIVINGSTON

TONY CHANMUGAM

CLARE CHAPMAN

JEFF KELLY

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

BT GROUP PLC

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares , debentures or financial instruments relating to shares acquired

IAN LIVINGSTON
BT GROUP DEFERRED BONUS PLAN 2012:         17,026 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:         29,288 SHARES

TONY CHANMUGAM

BT GROUP DEFERRED BONUS PLAN 2012:           5,745 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:         13,552 SHARES

CLARE CHAPMAN

BT GROUP DEFERRED BONUS PLAN 2012:         1,566 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:         5,129 SHARES

JEFF KELLY

BT GROUP DEFERRED BONUS PLAN 2012:           4,815 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:         12,918 SHARES

ROEL LOUWHOFF

BT GROUP DEFERRED BONUS PLAN 2012:           3,864 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:           6,649 SHARES

GAVIN PATTERSON

BT GROUP DEFERRED BONUS PLAN 2012:           5,823 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:         14,438 SHARES

CLIVE SELLEY

BT GROUP DEFERRED BONUS PLAN 2012:           2,180 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:           4,179 SHARES

NIGEL STAGG

BT GROUP DEFERRED BONUS PLAN 2012:          2,023 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:          4,559 SHARES

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction £2.2250 pence

14. Date and place of transaction

5 SEPTEMBER 2012, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: 2,491,453 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:  1,005,143 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:  761,404 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:  681,645 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:  1,875,271 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  1,244,124 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:  1,172,580 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,081 SHARES

ROEL LOUWHOFF
PERSONAL HOLDING:  1,383,300 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:   276,727 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   172,813 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:   154,729 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:  473,039 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  297,314 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:  266,207 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,632 SHARES

GAVIN PATTERSON
PERSONAL HOLDING: 1,060,453 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:   304,416 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   260,559 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:   233,134 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   833,453 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   613,319 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:   578,050 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING: 123,257 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:    52,715 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:    68,270 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:    87,283 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   250,033 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   177,538 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:   167,329 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 531,208 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:  289,195 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:  243,854 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:  230,010 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:   791,780 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   575,658 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:   542,556 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES

JEFF KELLY
PERSONAL HOLDING: 386,230 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:    72,282  SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   239,234 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:   192,787 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:  816,783 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  548,758 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:  517,202 SHARES

NIGEL STAGG
PERSONAL HOLDING: 182,975 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:   78,082 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   75,655 SHARES
BT GROUP DEFERRED BONUS PLAN 2012:   81,018 SHARES

BT GROUP INCENTIVE SHARE PLAN 2010:  225,030 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  145,259 SHARES
BT GROUP INCENTIVE SHARE PLAN 2012:  182,541 SHARES

CLARE CHAPMAN
PERSONAL HOLDING: 20,695 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2012:   62,711 SHARES

BT GROUP INCENTIVE SHARE PLAN 2012:  205,539 SHARES

16. Date issuer informed of transaction

6 SEPTEMBER 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

7 SEPTEMBER 2012

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or  (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/ director

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

NIGEL STAGG

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NIGEL STAGG

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares , debentures or financial instruments relating to shares acquired

NIGEL STAGG - 5,263 SHARES

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction 223.15 pence

14. Date and place of transaction

03 September 2012 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIGEL STAGG
PERSONAL HOLDING: 209,530 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: SHARES - 274,755
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 552,830

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transaction

06 September 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH- 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

07 September 2012

END

Enclosure 8

10 September 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 10 September 2012 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 228.3150 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 277,758,047 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,873,468,982.

The above figure 7,873,468,982 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

Tuesday 11 September 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,908,159 ordinary shares at a minimum price of 61pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 275,849,888 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,875,377,141.

The above figure (7,875,377,141) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

BT GROUP PLC

18 September 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today:

1.    Transferred in connection with its employee share plans 2,109,403 ordinary shares at a minimum price of 61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares; and

2. Purchased from Merrill Lynch International. 1,500,000 ordinary shares at an average price of 227.4025 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above transfer and purchase, BT Group plc holds 275,240,485 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,875,986,544

The above figure 7,875,986,544 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 11

19 September 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 19 September 2012 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 226.9921 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 276,240,485 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,874,986,544.

The above figure 7,874,986,544 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

20 September 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 20 September 2012 it purchased from Merrill Lynch International 1,000,000 ordinary shares at an average price of 228.2774 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 277,240,485 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,873,986,544.

The above figure 7,873,986,544 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

Tuesday 25 September 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,501,714 ordinary shares at a minimum price of 61pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 275,738,771 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,875,488,258.

The above figure (7,875,488,258) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 14

Friday 28 September 2012

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 September 2012 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 275,738,771 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,875,488,258.

The above figure (7,875,488,258) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary

Date 01 October 2012